

January 23, 2012

Via Facsimile
Mr. Michael J. Alber
Chief Financial Officer
Alion Science and Technology Corporation
1750 Tyson's Boulevard, Suite 1300
McLean, VA 22101

>   **Re: Alion Science and Technology Corporation**
>   **Form 10-K for the Fiscal Year Ended September 30, 2011**
>   **Filed December 20, 2011**
>   **File No. 333-89756**

Dear Mr. Alber:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 33

1.   We note that certain provisions in the senior secured notes and unsecured notes appear to potentially limit your ability to incur additional debt and pay dividends if your ratio of Adjusted EBITDA to Consolidated Interest Expense is greater than 2.0 to 1.0. In order for readers to better understand and assess the potential impact of this provision, please revise future filings to disclose your actual ratio of Adjusted EBITDA to Consolidated Interest Expense as of each balance sheet date.

<u>Summary of Critical Accounting Policies, Goodwill and Intangible Assets, page 44</u>

2. We note that you recently reorganized two reporting units to combine them into a single reporting unit. Please provide us the following additional information regarding your reporting units during FY 2011 and 2010:

- a description of your three reporting units in FY 2010, including the amount of goodwill allocated to each reporting unit and summarized financial information for each reporting unit;
- a description of your two reporting units in FY 2011, including the amount of goodwill allocated to each reporting unit and summarized financial information for each reporting unit;
- an explanation of how and why you reorganized two reporting units into one reporting unit in FY 2011; and an explanation of how the reorganization impacted your goodwill impairment analysis in FY 2011.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief